Via Facsimile: 011 44 20 7275 6502

Michael O. Wolfson, Esq.					December 15, 2005
Simpson Thacher & Bartlett LLP
Citypoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom
011 44 20 7275 6500

Re:  	TDC A/S
	Schedule TO-T filed by Nordic Telephone Company ApS on December 2, 2005 and all amendments to date
	File No. 005-52077

Dear Mr. Wolfson:

	We have comments on the filing referenced above. These comments are in addition to the first comment letter dated December 14, 2005 that we sent you on this filing. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How will the Tender Offer affect the payment of dividends by TDC?
Page 5

1. Please state whether you will make an announcement by means of a press release of the reduction of the amount of the offer price to be paid to security holders in the case of a declaration and payment of a dividend or other distribution to its shareholders by TDC prior to the settlement of the tender offer. You should add conforming disclosure to the other parts of the offer document where this possible reduction is explained. Further, tell us if the company has made any indication to you that such dividends or other distributions may be made while the offer is open to security holders. We note that following the annual general meeting of TDC, which was held on March 17, 2005 last year, the annual dividend for 2004 was distributed to TDC security holders. Tell us if you know whether the company intends to follow similar timing this year or anticipates dividends or distributions to be made during the offer period.

Translation, page 16

2. We note your statement that "In cases of inconsistencies between the Danish text and the English text, the Danish text shall prevail." Tell us how this statement is consistent with U.S. federal securities laws, rules, regulations and interpretations of the SEC and staff thereof.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

              					Very truly yours,



                 	          			Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions